UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

Axtive Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05462R 20 9

(CUSIP Number)

Randall G. Ray, Gardere Wynne Sewell LLP, 1601 Elm Street, Suite 3000, Dallas, Texas 75201,

(214) 999-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05462R 20 9	PAGE 2 of 9 PAGES

1.	Name of Reporting Person S.S or I.R.S. Identification No. of above person Beachum Investments, LLC

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Texas, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 381,600 8. Shared Voting Power 0 9. Sole Dispositive Power 381,600 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 381,600

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person* OO

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 05462 R1 00	PAGE 3 OF 9 PAGES

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person IPL Management Company

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Texas, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 381,600 8. Shared Voting Power 0 9. Sole Dispositive Power 381,600 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 381,600

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person* CO

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 05462 R1 00	PAGE 4 OF 9 PAGES

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person W. Robert Dyer, Jr

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 706,822 8. Shared Voting Power 0 9. Sole Dispositive Power 706,822 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 706,822

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person* IN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

Item 1.	Security and Issuer.

This Schedule 13D (this “Filing”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), and voting and other contractual rights relating thereto, of Axtive Corporation, a Delaware corporation formerly known as Edge Technology Group, Inc. (the “Company”), which has its principal executive offices located at 5001 LBJ Freeway, Suite 275, Dallas, Texas 75244. The purpose of this Filing is to reflect the beneficial ownership of Common Stock by Beachum Investments, LLC, a Texas limited liability company (“Beachum Investments”), IPL Management Company, a Texas corporation which is the sole Manager of Beachum Investments (“IPL Management”), and W. Robert Dyer, Jr., the sole Director, President and sole shareholder of IPL Management (“Dyer” and together with IPL Management and Beachum Investments, the “Reporting Persons”).

This Filing effectively amends the Schedule 13D, dated May 23, 2003, filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on June 23, 2003.

All Common Stock numbers, common stock prices, and Preferred Stock conversion price have been adjusted to reflect the Company’s 1-for-10 reverse stock split that was effective on December 23, 2003.

Item 2.	Identity and Background.

(a)	Beachum Investments, LLC, a Texas limited liability company
(b)	4209 Lakeside Drive, Dallas, Texas 75219
(c)	Beachum Investments, LLC is engaged in the business of purchasing, owning, holding, selling and transferring securities of the Company.
(d)	Beachum Investments, LLC has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	Beachum Investments, LLC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)	IPL Management Company, a Texas corporation
(b)	4209 Lakeside Drive, Dallas, Texas 75219
(c)	IPL Management Company is engaged in private investments.
(d)	IPL Management Company has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	IPL Management Company has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)	W. Robert Dyer, Jr.
(b)	1601 Elm Street, Suite 3000, Dallas, Texas 75201
(c)	W. Robert Dyer, Jr. is the sole Director, President and sole shareholder of IPL Management.
(d)	W. Robert Dyer, Jr. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	W. Robert Dyer, Jr. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	W. Robert Dyer, Jr. is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 23, 2003, pursuant to that certain Subscription and Securities Purchase Agreement, dated as of May 22, 2003, by and among the Company, Beachum Investments, and certain other persons (the “Purchase Agreement”), Beachum Investments purchased 360 shares (the “Preferred Shares”) of the Company’s Series A Convertible Preferred Stock, $0.01 par value per share (the “Preferred Stock”), at a price per share of $1,000 and a warrant to purchase 72,000 shares of Common Stock (the “Warrant”) at a per share exercise price of $2.00. Beachum Investments funded its purchase of the Preferred Shares and the Warrant with working capital.

On February 26, 2004, pursuant to that certain Subscription and Securities Purchase Agreement, dated as of February 26, 2004, by and among the Company, Dyer, and certain other persons (the “Common Stock Purchase Agreement”), Dyer purchased 325,222 shares of Common Stock (the “Dyer Shares”) for an aggregate purchase price of $25,000, or $0.07687 per share. The Dyer Shares are not beneficially owned by Beachum Investments or IPL Management.

Effective with the closing of the Common Stock Purchase Agreement, the holders of more than 75% of the Preferred Stock consented to an automatic conversion of the outstanding shares of Preferred Stock. Accordingly, the Preferred Shares were converted into 381,500 shares of Common Stock (the “Conversion Shares”). In addition, as a material inducement to the closing of the Common Stock Purchase Agreement, Beachum Investments waived and terminated all rights in and to the Warrant, effective as of February 26, 2004.

The conversion price of the Preferred Stock was $1.00. Conversion was determined by dividing the liquidation price with respect to the Preferred Stock, which is equal to the issuance price of $1,000 per share plus any accrued, but unpaid dividends, by the conversion price. As of February 26, 2004, there were accrued, but unpaid dividends of $60.00 per share with respect to the Preferred Shares.

IPL Management serves as the sole Manager of Beachum Investments and thus has sole voting and dispositive power over the Conversion Shares owned by Beachum Investments. Dyer is the sole shareholder, sole Director and President of IPL Management and thus has sole voting and dispositive power over the Conversion Shares owned by Beachum Investments. Accordingly, all of the Conversion Shares beneficially owned by Beachum Investments are treated as being beneficially owned by IPL Management and Dyer. Neither IPL Management nor Dyer have a direct pecuniary interest in the Conversion Shares owned by Beachum Investments. The filing of this statement shall not be construed as an admission that IPL Management is the beneficial owner of such securities, and IPL Management disclaims beneficial ownership thereof. The filing of this statement shall not be construed as an admission that Dyer is the beneficial owner of such securities, and Dyer disclaims beneficial ownership thereof, except for 132,500 shares of Common Stock based on the ownership interest of W. Robert Dyer, Jr., Trustee, in Beachum Investments.

Item 4.	Purpose of Transaction.

The Reporting Persons do not have any specific plans or proposals that relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above; provided, however, that the Reporting Persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.	Interest in Securities of the Issuer.

(a)	The following chart reflects the number of shares of Common Stock beneficially owned by the Reporting Persons and the percentage of the outstanding Common Stock such shares represent:

Name	Shares	Percentage
Beachum Investments, LLC	381,600	1.1%
IPL Management Company	381,600	1.1%
W. Robert Dyer, Jr.	706,822	2.1%

The percentage calculation is based upon 33,302,996 shares of Common Stock outstanding, based on information from the Company as of February 26, 2004, which gives effect to the initial closing of the Common Stock Purchase Agreement and the automatic conversion of the Preferred Stock. The number of outstanding shares reflects the reverse stock split, including the rounding up of otherwise fractional shares to the nearest whole share.

(b)	Beachum Investments has sole voting and dispositive power over 381,600 shares of Common Stock.

Dyer has sole voting and dispositive power over 325,222 shares of Common Stock.

The 381,600 shares of Common Stock owned by Beachum Investments are treated as being beneficially owned by IPL Management since IPL Management serves as the sole Manager of Beachum Investments. Accordingly, IPL Management has sole voting and dispositive power over 381,600 shares of Common Stock. The filing of this statement shall not be construed as an admission that IPL Management is the beneficial owner of such securities, and IPL Management disclaims beneficial ownership thereof.

The 381,600 shares of Common Stock owned by Beachum Investments are treated as being beneficially owned by Dyer since Dyer serves as the sole Director and President of IPL Management, which in turns serves as the sole Manager of Beachum Investments. Accordingly, Dyer has sole voting and dispositive power over 381,600 shares of Common Stock. The filing of this statement shall not be construed as an admission that Dyer is the beneficial owner of such securities, and Dyer disclaims beneficial ownership thereof, except for 132,500 shares of Common Stock based on the ownership interest of W. Robert Dyer, Jr., Trustee, in Beachum Investments.

(c)	See Item 3.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 23, 2003, pursuant to the Purchase Agreement, Beachum Investments (i) purchased the Preferred Shares, at a price per share of $1,000, and (ii) acquired the Warrant. Beachum Investments also entered into a Registration Rights Agreement with the Company and the other parties to the Purchase Agreement providing certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Preferred Stock.

On February 26, 2004, pursuant to the Common Stock Purchase Agreement, Dyer acquired from the Company 325,222 shares of Common Stock, at a price per share of $0.07687. Dyer also entered into a Registration Rights Agreement with the Company and the other parties to the Common Stock Purchase Agreement providing certain registration rights with respect to the shares of Common Stock issuable pursuant to the Common Stock Purchase Agreement.

Item 7.	Material to be Filed as Exhibits.

1.	Subscription and Securities Purchase Agreement, dated as of May 22, 2003, by and among Axtive Corporation, Demand Aggregation Solutions, LLC, Beachum Investments, LLC, Sandera Partners, L.P., GCA

Strategic Investment Fund Limited, Kerry Osborne, and Graham C. Beachum III (incorporated by reference to Exhibit 3 to the Schedule 13D dated May 23, 2003, and filed by G. C. Beachum III with the Commission on June 5, 2003).

2.	Warrant to Purchase Common Stock of Axtive Corporation, dated as of May 23, 2003, executed by Axtive Corporation and issued to Beachum Investments, LLC (incorporated by reference to Exhibit 6 to the Schedule 13D dated May 23, 2003, and filed by G. C. Beachum III with the Commission on June 5, 2003).

3.	Subscription and Securities Purchase Agreement, dated as of February 26, 2004, by and among Axtive Corporation, B/K Venture Capital, LLP, Sandera Partners, L.P., Dyer, Jack E. Brown, Paul Morris, U.S. Technology Investors, LLC, GCA Strategic Investment Fund Limited, and Agincourt, L.P (incorporated by reference to Exhibit 8 to the Schedule 13D/A dated February 26, 2004, and filed by G. C. Beachum III with the Commission on March 3, 2004).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

BEACHUM INVESTMENTS, LLC

By: IPL Management Company, its Manager

March 1, 2004	By: /s/ W. Robert Dyer, Jr.

W. Robert Dyer, Jr., President

IPL MANAGEMENT COMPANY

March 1, 2004	By:	/s/ W. Robert Dyer, Jr.

W. Robert Dyer, Jr., President

/s/ W. Robert Dyer, Jr.

W. Robert Dyer, Jr.